

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

FEB 2 8 2006

153

SEC FILE NUMBER
8- 4 0 4 1 5

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/1/05_____ AND ENDING_____12/31/05_____
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rodgers Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Glen Echo Road, Suite 101
(No. and Street)

Nashville   TN   37215
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Thorne   (615) 383-8600
                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crosslin, Vaden & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

2525 West End Avenue, Suite 1100   Nashville TN 37203
(Address)   (City)   (State)   (Zip Code)

PROCESSED

MAY 23 2006

THOMSON
FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, <u>Steve Thorne</u> , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

<u>Rodgers Capital Corporation</u> , as of <u>December 31</u> , 20 <u>05</u> , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Notary Public At Large
DAVIDSON COUNTY, TENN.
KIMBERLY R. GRIGGS

My Commission Expires
March 22. 2008

_____
Signature

_____
CFO
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RODGERS CAPITAL CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

RODGERS CAPITAL CORPORATION

Table of Contents

	Page
FINANCIAL STATEMENTS	
U. S. Securities and Exchange Commission Form X-17A-5	1 - 2
Independent Auditors' Report	3
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholder's Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 9
SUPPLEMENTAL INFORMATION	
Computation of Net Capital Under Rule 15c3-1	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3	11
Information Relating to Possession or Control Requirements Under Rule 15c3-3	12
Statement of Changes in Liabilities Subordinated to Claims of Creditors	13
Auditors' Report on Internal Control	14 - 15



Independent Auditors' Report

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

We have audited the accompanying statements of financial condition of Rodgers Capital Corporation (the "Company") as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rodgers Capital Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crosslin, Vaden & Associates, P.C.

Nashville, Tennessee
February 6, 2006

ASSETS

| | December 31, | |
	2005	2004
Cash	$ 7,660	$ 8,053

STOCKHOLDER'S EQUITY

	2005	2004
STOCKHOLDER'S EQUITY (Note B)		
Common stock - no par value; $350 stated value; 1,000 shares authorized; 100 shares issued and outstanding	35,000	35,000
Additional paid-in capital	15,200	15,200
Accumulated deficit	(42,540)	(42,147)
Total Stockholder's Equity	$ 7,660	$ 8,053

See notes to financial statements.

- 4 -

| | Year Ended December 31, | |
	2005	2004
REVENUE		
Consulting income	$ -	$ 35,977
Other income	7,500	-
Total Revenue	7,500	35,977
EXPENSES		
Consulting expenses	-	32,200
Administrative expenses	7,893	7,324
Total Expenses	7,893	39,524
NET LOSS	$(393)	$(3,547)

See notes to financial statements.

RODGERS CAPITAL CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2004	$35,000	$15,200	$(38,600)	$ 11,600
Net loss	-	-	(3,547)	(3,547)
Balances at December 31, 2004	35,000	15,200	(42,147)	8,053
Net loss	-	-	(393)	(393)
Balances at December 31, 2005	$35,000	$15,200	$(42,540)	$ 7,660

See notes to financial statements.

- 6 -

RODGERS CAPITAL CORPORATION
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2005	2004
Cash flows from operating activities:		
Cash received from customers	$ 7,500	$ 35,977
Administrative expenses paid	(7,893)	(7,324)
Expenses paid	-	(32,200)
Net cash used by operating activities	(393)	(3,547)
Net decrease in cash	(393)	(3,547)
Cash at beginning of year	8,053	11,600
Cash at end of year	$ 7,660	$ 8,053

See notes to financial statements.

A.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

The Company is registered as a securities broker/dealer and is subject to the requirements of the Securities and Exchange Commission and the National Association of Securities Dealers.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use of Estimates in the Preparation of Financial Statements

Judgment and estimation is exercised by management in certain areas of the preparation of financial statements. The more significant area includes the valuation allowance related to deferred income tax assets. Management believes that such estimate has been based on reasonable assumptions and is appropriate. Actual results could differ from the estimate.

B.   NET CAPITAL REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness" as those terms are defined in the rule.

B. NET CAPITAL REQUIREMENTS - Continued

The Company had the following requirements and balances as of December 31, 2005 and 2004:

	December 31,	
	2005	2004
Aggregate indebtedness ($-0- for 2005 and 2004) times 6 2/3%	$ -	$ -
Net capital requirement - minimum	5,000	5,000
Net capital at year end	7,660	8,053
Ratio of aggregate indebtedness to net capital	N/A	N/A

C. INCOME TAXES

The Company had no income tax expense for the years ended December 31, 2005 and 2004. The Company has deferred tax assets approximating $22,900 and $22,700 as of December 31, 2005 and 2004, respectively, which result solely from net operating losses and which are offset by a valuation allowance of an equal amount.

At December 31, 2005, the Company had cumulative net operating loss carryforwards to offset future federal and state taxable income of approximately $56,200, expiring from 2007 to 2020.

SCHEDULE I
RODGERS CAPITAL CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2005

TOTAL AGGREGATE INDEBTEDNESS	$ -
NET CAPITAL	$7,660
Minimum capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
NET CAPITAL IN EXCESS OF REQUIREMENTS	$2,660
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	N/A

NET WORTH

Common stock	$ 35,000
Additional paid-in capital	15,200
Accumulated deficit	(42,540)
	7,660
NET CAPITAL, as reported on FOCUS Part IIA	$ 7,660

SUPPLEMENTAL INFORMATION

This report does not include a Computation for Determination of Reserve Requirements under Rule 15c3-3 as an exemption is claimed under Rule 15c3-3(k)(2)(i).

This report does not include information relating to possession or control requirements, as the Company holds no customer funds or securities, and an exemption is claimed under Rule 15c3-3.

A Statement of Changes in Liabilities Subordinated to Claims of Creditors is not included in this report as the Company had no subordinated liabilities during the audit period.



Auditors' Report on Internal Control

The Board of Directors
Rodgers Capital Corporation
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Rodgers Capital Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crosslin, Vaden & Associates, P.C.

Nashville, Tennessee
February 6, 2006